UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Minutes of the 223rd Meeting of the Board of Directors - Change in the corporate structure” dated on December 20th, 2012.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 223rd MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: December 20, 2012, at 3:00 p.m., exceptionally held on Av. Roque Petroni Junior, 1464 – 6º andar, Morumbi, São Paulo – SP.

2. CHAIRMANSHIP OF THE MEETING: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors

3. ATTENDANCE: Attendance of the undersigned Directors, pursuant to the provisions in article 19, paragraph 4, of the Bylaws, there being the necessary quorum for the meeting and the resolutions to be adopted.

4. EXPLANATIONS AND RESOLUTIONS: After the Committee for Appointments, Compensation and Corporate Governance was heard, the Board of Directors has adopted the following resolutions:

4.1 – Proposal for Amendment to the Bylaws: The Board of Directors approved a proposal for amendment to article 20 of the Bylaws, to be submitted to the Special Shareholders’ Meeting: (i) To provide for that the Board of Executive Officers shall be made up of, at least, (four (4) members;

(ii)	To cancel the office of Controller.
(iii)	To change the name of the office of Finance and Investor Relations Officer.
4.1.1.	Upon approval by the Special Shareholders’ Meeting, the head paragraph of article 20 shall hereinafter read as follows:

Article 20- The Board of Executive Officers shall be made up of, at least, four (4) and, at most, fifteen (15) members, shareholders or not, resident in the country, who shall be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) General and Executive Officer ; (c) Financial, Control and Investor Relations Officer; (d) Controller; (e) General Secretary and Legal Officer; (f) other Officers without specific designation.

4.2. Duties of the Executive Officers, according to the new structure of the board of executive officers: The Board of Directors approved a proposal for amendment to article 23 of the Bylaws, to be submitted to the Special Shareholders’ Meeting, dealing with the specific duties of the members of the Board of Executive Officers, as follows:

Article 23– These are the following specific duties of the Board of Executive Officers:

Ata da 223ª RCA Fl. 1/4

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 223rd MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A.

A – CHIEF EXECUTIVE OFFICER:

1. To represent the Company in or out of court, before shareholders and general public, and may appoint attorneys-in-fact jointly with another Officer and designate agents, delegate duties to other Officers to perform specific acts;

2. To follow up and oversee the implementation of Board of Directors’ decisions in relation to their activities and duties;

3. To set out guidelines and oversee activities of institutional relations, including the regulation and external communication, audit and Fundação Telefônica, as well as oversee the activities performed by the General and Executive Officer and by the General Secretary and Legal Officer;

4. Call for the Board of Executive Officers meetings;

5. To perform urgent acts subject to the approval of the Board of Executive Officers; and

6. To perform other duties assigned by the Board of Directors.

B – GENERAL AND EXECUTIVE OFFICER

1.	To establish guidelines, coordinate and oversee the Company’s activities related to:
(a)	Finances and Control; (b) Corporate Resources; (c) Human Resources; (d)

Networks and Customer Services; (e) Strategies and New Businesses; (f) Information Technology; (g) Individuals; (h) Companies; (i) Digital Business; and (j) Business and Customer Relations.

2. To follow up and oversee the implementation of the Board of Directors’ decisions in relation to their activities and duties;

3. To perform urgent acts subject to the approval of the Board of Executive Officers; and

5. To perform other duties assigned to him by the Board of Directors.

C – FINANCE, CONTROL AND INVESTOR RELATIONS OFFICER:

Continuance of the minutes of the 223rd RCA Page 2/4

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 223rd MEETING OF THE BOARD OF DIRECTORS

 OF TELEFÔNICA BRASIL S.A.

1. To set out guidelines and oversee Company’s activities in the economic-financial area, management of securities issued by Company, accounting and management control services, as well as oversee the supplementary private pension fund management;

2. To represent the Company before the Brazilian Securities and Exchange Commission – CVM, stock exchanges and other stock market regulatory agencies;

3. To delegate, where applicable, the powers to other Officers in order to perform specific acts;

4. To represent the Company as provided for herein;

5. To exercise other activities assigned to him by the Board of Directors.

D – GENERAL SECRETARY AND LEGAL OFFICER:

1. To establish the guidelines and oversee the Company’s activities in the legal area in general;

2. To delegate powers, where applicable, to other Officers in order to perform specific acts;

3.	To represent the Company as provided for herein; and
4.	To perform other activities assigned to him by the Board of Directors and/or at the

General Shareholders’ Meeting.

E- OFFICERS WITHOUT SPECIFIC DESIGNATION:

1. To perform the individual duties and responsibilities assigned to him by the Board of Directors;

2. To jointly sign with another Officer appointed pursuant to Bylaws the documents and acts requiring the signature of two Officers; and

3. To represent the Company as provided for herein

4.3. After the Committee for Appointments, Compensation and Corporate Governance was heard, the Board of Directors decided to appoint Mr. Alberto Manuel Horcajo

Continuance of the minutes of the 223rd RCA Page 3/4

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 223rd MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A.

Aguirre to be nominated to the office of Finance, Control and Investor Relations Officer at the next Meeting of the Board of Directors to be held after the Special Shareholders Meeting that reviews and approves the proposal for amendment to the board structure.

4.4 Mr. Gilmar Roberto Pereira Camurra and Mrs. Cristiane Barretto Sales shall remain in their offices of Finance and Investor Relations Officer and Controllership Officer, respectively, until the new board structure is approved.

4.5. The offices of Chief Executive Officer, General and Executive Officer and

General Secretary and Legal Counsel shall continue being exercised by their current officers: Mr. Antonio Carlos Valente da Silva, Mr. Paulo Cesar Pereira Teixeira and Mr. Breno Rodrigo Pacheco de Oliveira, respectively.

The Board of Directors authorized the calling of the Special Shareholders’ Meeting in order to review and approve the matters within its scope of incumbency, as well as authorized the Board of Executive Officers to take the related actions.

Since there was nothing else to be discussed, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, having been approved and signed by the Directors who attended the meeting, and being following transcribed in the proper book. São Paulo, December 20, 2012.

(signatures) Antonio Carlos Valente da Silva – Chairman of the Board of Directors; Santiago Fernández Valbuena – Vice-Chairman of the Board of Directors; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Fernando Abril Martorell Hernández; Fernando Xavier Ferreira; Francisco Javier de Paz Mancho; José Manuel Fernandez Norniella; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Paulo Cesar Pereira Teixeira and Roberto Oliveira de Lima. These presents are also signed by Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

I hereby certify that the resolution recorded herein appears in the minutes of the 223rd Meeting of the Board of Directors of Telefônica Brasil S.A., held on December 20, 2012, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

Continuance of the minutes of the 223rd RCA Page 4/4

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	December 26th, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director